FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

M E D I A   R E L E A S E
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir +27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina Bodasing
Tel +27 11 644-2460
Fax +27 11 484-0639
North America
Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
Gold Fields To Proceed With Cerro Corona Project
In Peru
Johannesburg, December 5, 2005: Gold Fields Limited (Gold
Fields) (NYSE and JSE: GFI) is pleased to announce that the
Peruvian Government has approved the environmental impact study for the Cerro Corona project in Northern Peru.
The feasibility study for this project was completed during November and the Gold Fields Board, subject to the receipt of this approval, subsequently approved the associated investment.
The project involves the development of a 91 million ton gold/copper porphyry deposit at a capital cost of US$277 million. The project has reserves
1
of some 2.9 million ounces of gold and 480,000 tons of
copper, or approximately 5.4 million ounces of gold equivalent
1
.
The project is expected to produce approximately 2.3 million ounces of gold and 412,000 tons of copper over its 15-year life, averaging some
300,000 ounces per year of gold equivalent
1
. However, production in
the initial years of the project will be closer to 400,000 ounces per year.
Life of mine total cash costs, on a gold equivalent basis, are estimated at some US$250 per ounce
1
.
Ian Cockerill, Chief Executive Officer of Gold Fields said: “The approval of the environmental impact study is the first step in what we believe will be a long and mutually beneficial partnership between
Gold Fields and the people of Peru”.
Gold Fields announced on December 19, 2003, that it, through its subsidiary Gold Fields Corona BVI., had signed a definitive share purchase agreement to acquire 92.0 per cent of the voting shares
(80.7% of the economic interest) in Sociedad Minera La Cima S.A., which owns the Cerro Corona Project and other mineral properties in the Cajamarca district of Peru.
Gold Fields will now commence steps to complete the acquisition referred to above for a total consideration of US$40 million, and construction is expected to commence in February 2006.
“Cerro Corona will bring us closer to our strategic goal of acquiring an additional 1.5 million ounces of international production by 2009,
1
Figures reported at US$375 per ounce of gold and US$0.90 per pound of copper.
Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, G J Gerwel, A Grigorian°, N J Holland
†
(Chief Financial
Officer), J M McMahon
†
, R L Pennant-Rea
†
, P J Ryan, M A Sosnovski°, S Stefanovich°,T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel

thereby improving the balance between production from our South African and International operations. It will consolidate our position in South America and, together with our proposed acquisition of Bolivar and its Choco 10 mine in Venezuela, increase substantially our presence in one of the most prospective gold regions of the world,” added Cockerill.
Cerro Corona will be a single surface mine producing approximately 6.2 million tons per annum of ore at a life of mine strip ratio of 0.83, for a total of approximately 91 million tonnes of ore mined over a 15-year life, at an average grade of 1.0 gram per tonne of gold and 0.53% copper.
Ore will be treated in a conventional sulphide flotation concentrator, to produce a 25% copper concentrate containing typically 40 grams per tonne of gold for custom smelting at third party facilities.
Approximately US$150 million of the capital costs will be financed through a project finance facility and the balance of the capital costs as well as the purchase consideration is expected to be funded from internal sources.
“With a purchase price of less than US$11 per reserve ounce of gold-equivalent, the total cost of gold bought (acquisition cost + capital costs + working costs), per ounce of gold recovered, is approximately US$340 per ounce. Cerro Corona represents fundamental value for Gold Fields’
shareholders and again confirms our commitment to the principle of not overpaying for assets,” said
Cockerill
“In Cerro Corona we will have a Gold Fields franchise asset at one of the best gold mining addresses in South America, a significant foothold from which we intend to grow in the region,” he added.
The Cerro Corona deposit is located within a well-endowed mineralised trend in the Hualgayoc mining district, about 35 kilometres north of the well known Yanacocha mine and approximately 90 kilometres by road north of the Departmental capital of Cajamarca in the western Cordillera of the
Andes Mountains.
Gold Fields is one of the world’s largest unhedged gold producers, with annual gold production of approximately 4.2 million ounces from mines in South Africa, Ghana and Australia as well as a development project at Cerro Corona in Peru. The Company has reserves of 64.8 million ounces and mineral resources of 174.5 million ounces. Gold Fields has its primary listing on the Johannesburg
Securities Exchange and secondary listings on the NYSE, LSE, Euronext in Paris and Brussels, and
on the Swiss Exchange. All of Gold Fields’ operations are ISO 14001 certified.
-ends-

Enquiries:
G o l d F i e l d s
Willie Jacobsz
+27 11 644-2505
williej@goldfields.co.za
Nerina Bodasing
+27 11 644-2630
nerinab@goldfields.co.za
Cheryl Martin
(303) 796-8683
camartin@gfexpl.com

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 05 December 2005
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs